U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                                 FORM 3

              INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
 Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person

    Bilbrough                    Thomas                    Tracy
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    (Last)                       (First)                  (Middle)



    1300 S. Wolf Road
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                                 (Street)

    Des Plaines,                   IL.                   60018
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    (City)                       (State)                  (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

    May 22, 2000
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3. IRS or Social Security Number of Reporting Person (Voluntary)

    ###-##-####
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4. Issuer Name and Ticker or Trading Symbol

   Juno Lighting, Inc.  (JUNO)
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [X] Director                             [ ] 10% Owner

   [X] Officer (give title below)           [ ] Other (specify below)

            President, Chief Executive Officer
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5. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing (Check applicable line)

   [X] Form filed by one Reporting Person
   [ ] Form filed by more than one Reporting Person

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<PAGE 2>

     Table I -- Non-Derivative Securities Beneficially Owned

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
1.Title of Security   2.Amount of Securities   3.Ownership Form:   4.Nature of Indirect
  (Instr. 4)            Beneficially Owned       Direct (D) or       Beneficial Ownership
                        (Instr. 4)               Indirect (I)        (Instr. 5)
                                                 (Instr. 5)
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Common Stock                 26,667                   D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Responses)

Table II B- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
1.Title of   2.Date Exercisable     3.Title and Amount of   4.Conversion or   5.Ownership     6.Nature of
Derivative   and Expiration Date    Securities Underlying   Exercise Price    Form of Deriv-  Indirect Bene-
Security   Date        Expiration   Derivative Security     of Derivative     ative Security: ficial Owners-
(Instr. 4) Exercisable Date                Amount of        Security          Direct (D) or   hip
           ----------------------   Title  Number of                          Indirect (I)   (Instr.5)
                                           Shares                             (Instr. 5)
                                    --------------------
Employee
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Stock Option  various(1)   5/22/10   Common Stock  375,000        $25.00            D
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(Right to buy)
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Series B
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Convertible
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Preferred (2)
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Explanation of Responses:  (1)The options are exercisable as follows:  75,000 on
5/22/00; 75,000 on 5/22/01; 75,000 on 5/22/02; 75,000 on 5/22/03; and 75,000
on 5/22/04.   (2)Under an employment agreement, Mr. Bilbrough is entitled to receive $350,000 of Series B Convertible Preferred Stock.  The issuance of these shares is to occur in the near future.

<PAGE 3>

THOMAS TRACY BILBROUGH                                    5/31/00
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** Signature of Reporting Person                            Date


** International, misstatements or omissions of facts constitute Federal
   Criminal Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
SEC 1473 (7-96)